                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K





[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________________ to ________________________

                          Commission file number 1-4982

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         NON-QUALIFIED STOCK PURCHASE PLAN OF COMMERCIAL INTERTECH CORP.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PARKER-HANNIFIN CORPORATION
                             6035 PARKLAND BOULEVARD
                            CLEVELAND, OHIO 44124-4141

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                          Audited Financial Statements

                  Years Ended December 31, 2000, 1999 and 1998


                                    CONTENTS

REQUIRED INFORMATION

Independent Auditors' Reports ...................................................   1

Statements of Net Assets Available for Benefits--December 31, 2000 and 1999 .....   3

Statements of Changes in Net Assets Available for Benefits--Years Ended
    December 31, 2000, 1999 and 1998 ............................................   4

Notes to Financial Statements ...................................................   5


EXHIBIT 23

Consent of Independent Auditors .................................................  11

                          INDEPENDENT AUDITORS' REPORT


To the Participants and Board of Directors
Parker-Hannifin Corporation
Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.


We have audited the statement of net assets available for benefits of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 1999 and the statements of changes in net assets available for benefits for the periods ended December 31, 1999 and 1998 were audited by other auditors whose report dated March 23, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note A to the financial statements, the Board of Directors of Commercial Intertech Corp., the Plan's sponsor, voted on March 22, 2000 to terminate the Plan, which became effective upon approval of the merger with Parker-Hannifin Corporation on April 11, 2000. In accordance with generally accepted accounting principles, the Plan has changed its basis of accounting used to determine the amounts at which investments are stated, from the going-concern basis to the liquidation basis for periods after April 11, 2000. Because the assets and liabilities of the plan were stated at fair market value prior to April 11, 2000, there is no adjustment to the financial statements in adopting the liquidation method of accounting. Therefore, the 2000 statement of changes in net assets is not segregated for the period prior to and after adoption of the liquidation basis of accounting. As of December 31, 2000, the Plan was completely liquidated.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. as of December 31, 2000, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.



Hausser + Taylor LLP
Beachwood, Ohio
March 21, 2001

                         Report of Independent Auditors


Administrative Committee
Non-Qualified Stock Purchase Plan
    of Commercial Intertech Corp.

We have audited the accompanying statement of net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. as of December 31, 1999, and the related statements of changes in net assets for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. at December 31, 1999, and the changes in its net assets for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets and the statements of changes in net assets is presented for purposes of additional analysis rather than to present the net assets and changes in net assets of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.


Ernst & Young LLP
Cleveland, Ohio
March 23, 2000

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                 Statements of Net Assets Available for Benefits


                                                      DECEMBER 31, 2000                     DECEMBER 31, 1999
                                             -----------------------------------  -------------------------------------------
                                                                                                COMMERCIAL
                                                                                                 INTERTECH
                                                                                                   CORP.
                                               MONEY       COMMON                  MONEY          COMMON
                                              MARKET        STOCK                  MARKET         STOCK
                                               FUND         FUND        TOTAL       FUND           FUND              TOTAL
                                             --------------------------------------------------------------------------------
ASSETS
Accrued interest receivable                    $   0       $  0       $   0      $      221      $       16       $     237

Investment in Money Market Fund                    0          0           0          55,540           6,417          61,957
Investment in Commercial
Intertech Corp. common stock                       0          0           0               0          72,382          72,382
                                             --------------------------------------------------------------------------------
                                                   0          0           0          55,540          78,799         134,339
                                             --------------------------------------------------------------------------------
   Total assets                                    0          0           0          55,761          78,815         134,576

LIABILITIES
Distributions payable to participants              0          0           0          55,761          78,616         134,377
Payable to the Company                                        0           0               0             199             199
                                             --------------------------------------------------------------------------------
   Total liabilities                               0          0           0          55,761          78,815         134,576
                                             --------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
   BENEFITS                                     $  0       $  0       $   0       $       0      $        0       $       0
                                             ================================================================================




See notes to financial statements.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

           Statements of Changes in Net Assets Available for Benefits



                                                                                                 FOR THE YEAR ENDED
                                            -------------------------------------------------------------------------------------
                                                       DECEMBER 31, 2000                         DECEMBER 31, 1999
                                            ----------------------------------------- ------------------------------------------
                                                                                                    COMMERCIAL
                                                                                                     INTERTECH
                                                                                                       CORP.
                                               MONEY        COMMON                       MONEY        COMMON
                                               MARKET        STOCK                       MARKET        STOCK
                                                FUND         FUND         TOTAL           FUND         FUND          TOTAL
                                            -------------------------------------------------------------------------------------
Contributions:
   Company                                     $  4,306     $   8,281    $   12,587      $ 18,125     $  26,991    $   45,116
   Employee                                       8,613        16,562        25,175        36,250        54,171        90,421
                                            -------------------------------------------------------------------------------------
                                                 12,919        24,843        37,762        54,375        81,162       135,537
Net investment income:
   Interest and dividends                           357           321           678         1,386         1,756         3,142
   Other expenses                                    (4)          (41)          (45)                       (292)         (292)
                                            -------------------------------------------------------------------------------------
                                                    353           280           633         1,386         1,464         2,850

Realized gain (loss) on distribution                           33,321        33,321                     (19,290)      (19,290)
Realized gain (loss) on sales of assets                           824           824                         (20)          (20)
Unrealized appreciation (depreciation) in
   aggregate current value of investments                                                                18,366        18,366
Decrease (increase) in Company payable                            199           199                         620           620
Transfers to (from) plan
                                            -------------------------------------------------------------------------------------
Net assets available for distribution            13,272        59,467        72,739        55,761        82,302       138,063
Distributions paid/payable to participants       13,272        59,467        72,739        55,761        82,302       138,063
                                            -------------------------------------------------------------------------------------

Net change                                            0             0             0             0             0             0

Net Assets Available for Benefits:
   Beginning of year                                  0             0             0             0             0             0
                                            -------------------------------------------------------------------------------------
   END OF YEAR                                 $      0     $       0    $        0      $      0     $       0    $        0
                                            =====================================================================================




                                            -----------------------------------------
                                                       DECEMBER 31, 1998
                                            -----------------------------------------
                                                          COMMERCIAL
                                                           INTERTECH
                                                             CORP.
                                               MONEY        COMMON
                                               MARKET        STOCK
                                                FUND         FUND         TOTAL
                                            -----------------------------------------
Contributions:
   Company                                     $ 19,708     $  24,128    $   43,836
   Employee                                      39,662        48,795        88,457
                                            -----------------------------------------
                                                 59,370        72,923       132,293

Net investment income:
   Interest and dividends                         1,397         1,019         2,416
   Other expenses                                                (168)         (168)
                                            -----------------------------------------
                                                  1,397           851         2,248

Realized gain (loss) on distribution                           15,233        15,233
Realized gain (loss) on sales of assets                            40            40
Unrealized appreciation (depreciation) in
   aggregate current value of investments                     (44,068)      (44,068)
Decrease (increase) in Company payable                           (639)         (639)
Transfers to (from) plan                                         (177)         (177)
                                            -----------------------------------------
Net assets available for distribution            60,767        44,163       104,930
Distributions paid/payable to participants       60,767        44,163       104,930
                                            -----------------------------------------

Net change                                            0             0             0

Net Assets Available for Benefits:
   Beginning of year                                  0             0             0
                                            -----------------------------------------
   END OF YEAR                                 $      0     $       0    $        0
                                            =========================================



See notes to financial statements.

         NON-QUALIFIED STOCK PURCHASE PLAN OF COMMERCIAL INTERTECH CORP.

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


A.   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING AND PLAN TERMINATION

The Board of Directors of Commercial Intertech Corp., the Plan's sponsor, voted on March 22, 2000 to terminate the Plan, which became effective upon approval of the merger with Parker-Hannifin Corporation ("Parker") on April 11, 2000. In accordance with accounting principles generally accepted in the United States, the Plan has changed its basis of accounting used to determine the amounts at which investments are stated, from the going-concern basis to the liquidation basis for periods after April 11, 2000. Because the assets and liabilities of the plan were stated at fair market value prior to April 11, 2000, there is no adjustment to the financial statements in adopting the liquidation method of accounting. Therefore, the 2000 statement of changes in net assets is not segregated for the period prior to and after adoption of the liquidation basis of accounting.

All participants were 100% vested in their account balances as of April 11, 2000. Any unallocated assets were allocated to participant accounts, and accounts were distributed to participants as soon as practical after the effective termination date. As of December 31, 2000 the Plan was completely liquidated.

VALUATION OF INVESTMENTS

Investments are stated at the closing sale price on the last business day of the Plan's year. Investments consisted of common shares of Commercial Intertech Corp. ("CIC") and Money Market Fund shares. Generally, purchases of CIC Shares were made on the open market; however, purchases could also have been made directly from the CIC's treasury. Historical cost is computed based on average cost for purposes of computing unrealized appreciation (depreciation) in the aggregate current value of investments, realized gain (loss) on distribution, and realized gain (loss) on sales of common stock.

PLAN DISTRIBUTIONS

Distributions payable to participants represent the value of participants' accounts in the Money Market Fund and the number of shares of stock allocated to participants' accounts times the year end market price per share for the Common Stock Fund ("Stock Fund"), previously known as the CIC Common Stock Fund prior to the plan sponsor's merger with Parker. Realized gains/losses on distributions are calculated based on historical costs.

         NON-QUALIFIED STOCK PURCHASE PLAN OF COMMERCIAL INTERTECH CORP.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



B.     DESCRIPTION OF THE PLAN

The Plan was terminated effective April 11, 2000, the date of the merger between CIC and Parker (see Note E). The Plan provided investment opportunities for eligible employees, including the opportunity to acquire stock of CIC. Eligible employees included all employees of CIC and its domestic subsidiaries with a base salary in excess of $160,000, as adjusted in accordance with Section 401(a)(17) of the Internal Revenue Code (Match Participants). Eligible employees also included employees, as designated by the senior administrative officer of the company, of foreign subsidiaries of CIC (Overseas Participants), and effective January 1, 1999, highly compensated participants in the Commercial Intertech Retirement Plan (Retirement Plan Participants).

Match Participants and Overseas Participants could elect to contribute up to 15% of their eligible compensation. Eligible compensation, for employees of CIC and its domestic subsidiaries, is defined as base wage or salary in excess of $160,000, as adjusted in accordance with Section 401(a)(17) of the Internal Revenue Code. For employees of foreign subsidiaries of CIC, eligible compensation consists of base wage or salary. CIC made a contribution to each such participant's account equal to 50% of the participant's contributions, up to a maximum of 3% of the participant's eligible compensation.

For eligible Retirement Plan Participants, CIC agreed to contribute an amount equal to 150% of the difference between (1) the actual amount of the employer pay based contribution allocation to the account of the employee in the retirement plan for the year just ended, and (2) the amount of the employer pay based contribution allocation that such employee would have received for the year just ended had such contribution allocation not been limited by Treasury regulations under Code Section 401(a)(4) concerning non-discrimination in the amount of contributions.

         NON-QUALIFIED STOCK PURCHASE PLAN OF COMMERCIAL INTERTECH CORP.

B.     DESCRIPTION OF THE PLAN--CONTINUED

Match Participants and Retirement Plan Participants could elect to contribute to either the Stock Fund or the Money Market Fund. Overseas participants could contribute to the Stock Fund only. Employee and employer contributions were allocated directly to each participant's account and vested immediately. For the Stock Fund, the monthly allocation of shares to a participant's account was based on the proportion that the participant's contributions and employer contributions for that participant bore to such contributions of all participants who participated in the Stock Fund. Investment income was allocated proportionally to each participant's account.

At the beginning of each Plan year, participants could change deduction percentages or investment funds, suspend contributions, or withdraw from the Plan.

Distributions were made after the end of each Plan year. Money Market Fund participants received the full value of their accounts as of the Plan year end. Stock Fund distributions were made in whole shares of stock, while fractional shares less than one-half were forfeited and used as a credit toward future CIC contributions. Distribution of a participant's account was required as soon as practical after the end of the month in which the participant terminated employment for any reason, including death, disability, retirement, discharge or otherwise. Distributions for the 2000 Plan year were made as soon as practical after the Plan was terminated.

In 2000, 4 employees participated in the Money Market Fund and 12 employees participated in the Stock Fund. In 1999, 5 employees participated in the Money Market Fund and 11 employees participated in the Stock Fund. In 1998, 7 employees participated in the Money Market Fund and 10 employees participated in the Stock Fund.

The Plan was administered by a committee appointed by the Compensation Committee of the Board of Directors of CIC. CIC had the sole right to appoint the Trustee, and to terminate the Plan at any time, subject to Plan provisions. Administrative expenses that were not paid by CIC, in its sole discretion, were paid by the Plan.

The foregoing description of the Plan provides only general information. Additional information may be obtained from the Plan administrative representative.

C.     INCOME TAX STATUS

The Plan maintained its assets in a trust which was not a qualified trust under
Section 401(a) of the Internal Revenue Code. As such, the trust was a taxable trust under Subchapter J of the Internal Revenue Code and was taxable on undistributed earnings.

         NON-QUALIFIED STOCK PURCHASE PLAN OF COMMERCIAL INTERTECH CORP.

Participants were taxed on matching CIC contributions and earnings distributed by the trust.

Since the trust distributed all earnings for 2000, 1999 and 1998, it has no federal income tax liability for such years.

D.     TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of Commercial Intertech Corp. during the years ended December 31, 2000, 1999 and 1998. The Plan received dividends of $68, $1,693 and $959 on this stock during 2000, 1999 and 1998, respectively.

On April 11, 2000, CIC merged with Parker in a cash and stock transaction whereby CIC shareholders received Parker common stock based on an exchange ratio of .4611 determined by the twenty-day average of Parker's closing price as determined five days immediately preceding the closing date of the merger. Alternatively, shareholders could elect to receive $20.00 per share in cash, subject to a maximum of 49 percent of the value of the total shares acquired by Parker. As of April 11, 2000, the Plan held 903 shares of CIC common stock, of which 384 shares were exchanged for $20.00 per share and 519 shares were exchanged for 239 shares of Parker stock based on the exchange ratio.

During 2000, the Plan received dividends of $41 on the Parker shares.

         NON-QUALIFIED STOCK PURCHASE PLAN OF COMMERCIAL INTERTECH CORP.

            E.    INVESTMENTS




               Identity of Issue Borrower,                       Description of                     Current
                 Lessor or Similar Party                           Investment             Cost       Value
---------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2000
Common Stock Fund:
    *Commercial Intertech Corp.                               zero common shares       $      0    $      0

   *Parker-Hannifin Corporation                                zero common shares             0           0

   Federated Investors Inc.
        Treasury Obligations Fund                              zero shares                    0           0
Money Market Fund:
   Federated Investors Inc.:
     Treasury Obligations Fund                                 zero shares                    0           0
                                                                                      -----------------------
                                                                                       $      0    $      0
                                                                                      =======================
DECEMBER 31, 1999
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.                            **    5,677 common shares
                                                              $12.750 per share        $ 76,449    $ 72,382
   Federated Investors Inc.
      Treasury Obligations Fund                           **    6,417 shares              6,417       6,417
Money Market Fund:
   Federated Investors Inc.:
     Treasury Obligations Fund                            **   55,540 shares             55,540      55,540
                                                                                      -----------------------
                                                                                       $138,406    $134,339
                                                                                      =======================


                                                                Sales and Distributions of Investments
                                                                        During the Year Ended
                                                           --------------------------------------------------
               Identity of Issue Borrower,                   Aggregate          Market          Realized
                 Lessor or Similar Party                        Cost             Value         Gain (Loss)
--------------------------------------------------------------------------- ---------------------------------
DECEMBER 31, 2000
Common Stock Fund:
    *Commercial Intertech Corp.                            $    85,504       $   120,980      $  35,476

   *Parker-Hannifin Corporation                                  9,873             8,542         (1,331)

   Federated Investors Inc.
        Treasury Obligations Fund                               55,470            55,470              0
Money Market Fund:
   Federated Investors Inc.:
     Treasury Obligations Fund                                 138,006           138,006              0



DECEMBER 31, 1999
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.
                                                           $    73,822       $    54,512      $ (19,310)
   Federated Investors Inc.
      Treasury Obligations Fund                                 83,057            83,057              0
Money Market Fund:
   Federated Investors Inc.:
     Treasury Obligations Fund                                  60,767            60,767              0


*    Party-in-interest.

** Individual investment that comprises five percent or more of the Plan's assets. The fair value of the Plan's investment in Commercial Intertech Corp. common stock (including shares bought and distributed, as well as held during the year), appreciated $35,476 in 2000 and $18,366 in 1999, and depreciated $44,068 in 1998. The fair value of the Plan's investment in Parker-Hannifin Corporation common stock (including shares bought or received, held, and distributed during the year) depreciated $1,331 in 2000.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


Date:  March 28, 2001        Non-Qualified Stock Purchase Plan
                             of Commercial Intertech Corp.



                             By:    /s/ Michael J. Hiemstra
                                    -------------------------------------------
                                  Michael J. Hiemstra
                                  Vice President - Finance & Administration &
                                  Chief Financial Officer
                                  Parker-Hannifin Corporation